Crosswind Renewable Energy Corp.

2025 29th Place #200

Aventura, Fla 33180

July 7th, 2021

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington DC 20549

Re:	Crosswind Renewable Energy Corp a/k/a Community Redevelopment Corp.

Amendment No. 4 to Form 10 Filed June 28, 2021

File No. 000-26439

Dear Sirs:

Thank you for advising us that the Commission has reviewed the above-referenced Amended Form 10 (the “Amendment No. 4 to Form 10”) of Crosswind Renewable Energy Corp. (the “Company”). The Company hereby requests acceleration of the effective date of the Form 10 to July 8th, 2021, at 4:00 p.m. or as soon thereafter as practicable, and as part of this request acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Form 10 effective pursuant to this request, it does not foreclose the Commission from taking any action with respect to the Form 10;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Form 10 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Form 10; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information for purposes of this request, please contact our counsel, David Price at (202) 536-5191.

Sincerely,

/s/ Charles Arnold

Charles Arnold

Chief Executive Officer